Exhibit 99.2

Bloomberg

Aesthetics Firm Suneva Is in Talks for Viveon Health SPAC Deal

By Michelle F Davis
January 12, 2022

Suneva Medical Inc., which sells beauty and anti-aging products to doctors’ offices, has agreed to go public through a merger with blank-check company Viveon Health Acquisition Corp.

The deal values the combined company at about $511 million including debt, according to a statement Wednesday that confirmed an earlier Bloomberg News report. Existing Suneva backers will invest $10 million in a private investment in public equity deal, according to Chief Executive Officer Pat Altavilla.

The combined company will operate as Suneva Medical and trade on the New York Stock Exchange under the symbol RNEW, according to the statement.

“It’s a wonderful way for Suneva to become fully capitalized to take advantage of the remarkable capabilities of the capital markets and to grow the business the way we intend to,” Altavilla said in an interview.

Suneva expects to grow by developing new products like a hair-restoration offering, acquiring businesses and catering to more men and millenials, she said.

Suneva specializes in so-called regenerative aesthetics that use the body’s own collagen to improve the skin’s appearance. Its biggest product is Bellafill, a Food and Drug Administration-approved dermal filler that is advertised to “smooth smile lines” and reduce the appearance of acne scars. Its products and procedures, all of which Altavilla said have a “biostimulatory component” are sold into medical offices and conducted by doctors, nurses or nurse practitioners. It has about 1600 customers, she said.

Viveon Health Acquisition, a special purpose acquisition company, or SPAC, raised $201 million in its initial public offering in 2020.

“People are looking toward more natural solutions,” Altavilla said. “The regenerative properties of these procedures allow them to have better longer-lasting results.”